SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 14, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

FREE TRANSLATION

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF: 02.570.688/0001-70
Board of Trade NIRE: 53 3 0000581 8

SUMMONS NOTICE
ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom Participações S.A. (“Company”) are being summoned to the Ordinary and Extraordinary General Shareholders’ Meeting to be held at 11:00 a.m., on April 23, 2003, at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

Ordinary General Meeting

1. Analyze, discuss and approve the Financial Statements of the Company and the Management Report for the fiscal year ending December 31, 2002;

2. Deliberate on the appropriation of the Net Profits of the year and the distribution of Dividends and Interest on Shareholders’ Equity, as well as deliberate on the Company’s retained earnings reserve;

3. Elect the members and alternates of the Company’s Fiscal Board; and

4. Elect the members and alternates, in complementary mandate, of the Company’s Board of Directors.

Extraordinary General Meeting

1. Establish the compensation of the Company’s Management and members of the Fiscal Board; and

2. Amend article 5 of the Company’s Bylaws to reflect the changes in the value of the Company’s social capital and number of shares, as a consequence of the capital increases approved in 2003.

General Information

All powers of attorney to vote at the Ordinary and Extraordinary General Shareholders’ Meeting must be delivered to the attention of the Company’s legal department at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, at least 2 (two) business days prior to the date of the Meetings.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Ordinary and Extraordinary General Shareholders’ Meeting, must present a statement issued by the custodian agent no more than 2 (two) business days prior to the date of the Meetings, indicating the amount of shares of the Company held by such shareholders as of such date.

Shareholders can require the adoption of multiple vote, at least 48 (forty-eight) hours prior to the Meetings, pursuant to article 141 of Law 6,404/76.

Brasília, Brazil, April 8, 2003.

Luis Octavio Carvalho da Motta Veiga
Chairman of the Board of Directors

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BRASIL TELECOM PARTICIPAÇÕES S.A.

ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE DO
CONTRACTS WITH RELATED PARTIES(2)

As of March/31/2003

Object of the Contract	Contractor/Contracted	Term	Amount (R$ Thousand) (1)	Conditions of Rescission	Influence of the Contract (3)
Private Debenture	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/27/2006	R$1,352,020 (100% CDI)
Inter-company loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/01/2014	R$108,528 (US$ + 1.75% p.a.)
Non-remunerated guarantee –BNDES loans	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	R$2,002,102
Remunerated guarantee –BNDES loans	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	R$277,508 (0.12% p.a.)
Remunerated guarantee – FCO loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/01/2008	R$20,111 (0.12% p.a.)
Non-remunerated guarantee –BRDE loans	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Sep/30/2006	R$25,088
Non-remunerated guarantee – Resolution 63	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/31/2011	R$109,687
Non-remunerated guarantee – Resolution 2770	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jun/13/2003	R$35,249
Non-remunerated guarantee – Resolution FIRCE 10	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/30/2005	R$79,483
Remunerated guarantee – Consórcio Voa	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jun/27/2007	R$3,007 (0.12% p.a.)
Remunerated guarantee – Public Debenture (1st Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	May/01/2004	R$549,472 (0.12% p.a.)
Remunerated guarantee – Public Debenture (2nd Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/01/2004	R$432,381 (0.12% p.a.)

(1)	In the cases of Private Debentures and Inter-company loan, the amount refers to the balance (principal + interest) and the cost of the debt is shown in brackets. In the guarantees contracts, the amount refers to the balance (principal + interest) and, in the case of remunerated guarantee, the remuneration is shown in brackets and is calculated over the principal balance.
(2)	The Company must inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
(3)	Should be filled up with explanations, whenever is the case, regarding the influence of the contract over the Company’s management or its capacity or conducting the business, as pursuant to item 6.8.1 of the Rules of the Differentiated Practices of Corporate Governance.

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CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 – CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	38,388	0.00	0.00
Shares	Preferred	55,688	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	38,388	0.00	0.00
Shares	Preferred	55,688	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In March 2003, occurred operations with securities and derivatives as presented below, in compliance with Article 11 – CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	0	0.00	0.00
Shares	Preferred	20	0.00	0.00
Operations in the Month
Securities/Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1,000 Shares	Volume (R$)
Shares	Common	Opportunity	Buy[1]	7	10	0	0
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	10	0.00	0.00
Shares	Preferred	20	0.00	0.00
[1]	The transactions represent only transfer of ownership, not resulting in any type of advantage or financial compensation.

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CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 – CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	6,140	0.00	0.00
Shares	Preferred	6,142	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	6,140	0.00	0.00
Shares	Preferred	6,142	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 – CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Preferred	150,115	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Preferred	150,115	0.00	0.00

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CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 – CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	5,053	0.00	0.00
Shares	Preferred	4,674	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	5,053	0.00	0.00
Shares	Preferred	4,674	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 – CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00

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BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification 02.570.688/0001-70

Board of Trade NIRE 53.3.0000581-8

Publicly Traded Company

MATERIAL FACT

MINUTES OF THE BOARD OF DIRECTORS MEETING

Held on APRIL 11, 2003

Date and time: April 11, 2003, at 11:00 a.m.

Place: In the City and State of Rio de Janeiro, at Av. Presidente Wilson nº 231, 28º andar (parte).

Summons: Letter sent on April 02, 2003, signed by the Chairman of the Board of Directors, Mr. Luis Octavio da Motta Veiga (doc. I) and amended by letter sent on April 09, 2003, also signed by the Chairman of the Board (doc. II).

Presences: The following members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”): Luis Octavio da Motta Veiga, Verônica Valente Dantas and Lênin Florentino de Faria. Present the following alternate members of BTP’s Board of Directors: Rodrigo Bhering Andrade, Daniela Maluf Pfeiffer and Aloísio Macário Ferreira de Souza.

Board: Chairman: Mr. Luis Octavio da Motta Veiga. Secretary: Mr. Gabriel Andrade.

Deliberations:

It was decided by the present members that the minutes hereby will be drawn up as a summary.

1.   The present members of the Board of Directors, by unanimity, deliberated the following:

(i)	To approve, based on article 1 of the CVM Instruction 10/80, as amended, in § 1, incision “b”, and in § 2 of article 30 of the Law 6,404/76, altered by Law 10,303/01, and on article 23, VI, of the Company’s By-laws, the acquisition, by the Company, of its own preferred and common shares, to be kept in treasury or to be canceled, or for future sale. The acquisition hereby authorized will take place according to the following terms and conditions:

	•	The acquisition has the objective of investing resources available for this end, derived from the account “Retained Earnings”;

	•	The Company may purchase, to be kept in treasury or to be cancelled, or for future sales, (i) common shares up to the limit of 6,161,061,247 (six billion, one hundred and sixty-one million, sixty-one thousand, two hundred and forty-seven) common shares in treasury, which corresponds to the limit of 10% (ten percent) of the common shares in circulation, and (ii) preferred shares up to the limit of 21,986,351,094 (twenty-one billion, nine hundred and eighty-six million, three hundred and fifty-one thousand and ninety-four) preferred shares in treasury, which corresponds to the limit of 10% (ten percent) of the preferred shares in circulation. The Company has 1,051,100,000 (one billion, fifty-one million, one hundred thousand) common shares in treasury, as of April 10, 2003;

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	•	The acquisition will be valid for 3 (three) months, beginning on April 14, 2003;

•

According to article 5 of the CVM Instruction 10/80, there are 281,474,123,416 (two hundred and eighty-one billion, four hundred and seventy-four million, one hundred and twenty-three thousand, four hundred and sixteen) shares in circulation in the market as of April 10, 2003, being 61,610,612,472 (sixty-one billion, six hundred and ten million, six hundred and twelve thousand, four hundred and seventy-two) common shares and 219,863,510,944 (two hundred and nineteen billion, eight hundred and sixty-three million, five hundred and ten thousand, nine hundred and forty-four) preferred shares;

	•	The operations for the acquisition and/or sale of these shares will occur at market price and will be mediated by the brokers Unibanco CVM S.A., with head office at Rua da Quitanda, 157/3rd floor, São Paulo – SP, ZIP code 01.012-010; Itaú CV S.A., with head office at Rua Boa Vista, 185/3rd floor, São Paulo – SP, ZIP code 01.014-001; and Credit Suisse First Boston S.A. CTVM, with head office at Avenida Brigadeiro Faria Lima, 3,064/13th floor, São Paulo – SP, ZIP code 01.451-000.

	•	The acquisition of the shares hereby approved will be conducted by the Executive Board of the Company, and will be subject to the norms established in the Buyback Committee Meeting held on March 17, 2003, of which the minutes will be filed in the Company’s head office (Doc. III), and respected by the Board of Directors of the Company.

(ii)	Following, the Chairman brought to discussion the proposal of BTP’s Management to rectify the deliberation taken by this Board of Directors, on a meeting held on March 17, 2003, regarding the capital increase without issuance of new shares, deriving from the excess of profit reserves in relation to the Capital Stock.

The Chairman explained to the members of the Board of Directors that the capital increase approved by this Board on March 17, 2003, must be rectified, according to the proposal presented by BTP’s Management and filed in the Company’s head office (doc. IV).

BTP’s Management proposal to rectify the deliberation regarding the capital increase without issuance of new shares, was unanimously approved by the members of the Board of Directors.

Rio de Janeiro, Brazil, April 11, 2003.

Luis Octavio da Motta Veiga Chairman of the Meeting	Gabriel Andrade Secretary of the Meeting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 14, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer